SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Blackstone Private Multi-Asset Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

345 Park Avenue, 31st Floor

New York, NY 10154

Telephone Number (including area code): (212) 503-2100

Name and address of agent for service of process:

Kevin Michel

Lucie Enns

Blackstone Private Credit Strategies LLC

345 Park Avenue, 31st Floor

New York, NY 10154

With copies of Notices and Communications to:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Benjamin C. Wells, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:  YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York in the State of New York on the 21st day of August 2024.

BLACKSTONE PRIVATE MULTI-ASSET CREDIT FUND

By:	/s/ Heather von Zuben
Name:	Heather von Zuben
Title:	Principal Executive Officer and Initial Trustee

Attest:	/s/ Kevin Kresge
Name:	Kevin Kresge
Title:	Principal Financial Officer